March 16, 2018

Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street, N.E.
Washington, D.C. 20549
Attn: Christina DiAngelo Fettig

Re: Deutsche Funds

Dear Ms. Fettig:

Thank you for your telephonic comments on January 8, 2018 regarding the Deutsche Funds listed below. We have considered your comments and have included our responses below.

The Registrants referenced in the response include:

’40 act number	Registrant	Fund name	CIK number
811-04049	Deutsche Income Trust	Deutsche Core Fixed Income Fund	0000747677
811-04049	Deutsche Income Trust	Deutsche Fixed Income Opportunities Fund	0000747677
811-04049	Deutsche Income Trust	Deutsche Global High Income Fund	0000747677
811-04049	Deutsche Income Trust	Deutsche GNMA Fund	0000747677
811-04049	Deutsche Income Trust	Deutsche High Income Fund	0000747677
811-04049	Deutsche Income Trust	Deutsche Short Duration Fund	0000747677
811-04049	Deutsche Income Trust	Deutsche Multi-Sector Income Fund (formerly Deutsche Unconstrained Income Fund)	0000747677
811-06071	Deutsche Institutional Funds	Deutsche EAFE® Equity Index Fund	0000862157
811-06071	Deutsche Institutional Funds	Deutsche Equity 500 Index Fund	0000862157
811-06071	Deutsche Institutional Funds	Deutsche S&P 500 Index Fund	0000862157
811-06071	Deutsche Institutional Funds	Deutsche U.S. Bond Index Fund	0000862157
811-05385	Deutsche Value Series, Inc.	Deutsche CROCI® Equity Dividend Fund	0000825062
811-05385	Deutsche Value Series, Inc.	Deutsche Mid Cap Value Fund	0000825062
811-04257	Deutsche Variable Series I	Deutsche Bond VIP	0000764797
811-04257	Deutsche Variable Series I	Deutsche Capital Growth VIP	0000764797
811-04257	Deutsche Variable Series I	Deutsche Core Equity VIP	0000764797
811-04257	Deutsche Variable Series I	Deutsche CROCI® International VIP	0000764797
811-04257	Deutsche Variable Series I	Deutsche Global Small Cap VIP	0000764797
811-05002	Deutsche Variable Series II	Deutsche Alternative Asset Allocation VIP	0000810573
811-05002	Deutsche Variable Series II	Deutsche CROCI® U.S. VIP	0000810573
811-05002	Deutsche Variable Series II	Deutsche Global Equity VIP	0000810573
811-05002	Deutsche Variable Series II	Deutsche International Growth (formerly Deutsche Global Growth VIP)	0000810573
811-05002	Deutsche Variable Series II	Deutsche Global Income Builder VIP	0000810573

811-05002	Deutsche Variable Series II	Deutsche Government & Agency Securities VIP	0000810573
811-05002	Deutsche Variable Series II	Deutsche Government Money Market VIP	0000810573
811-05002	Deutsche Variable Series II	Deutsche High Income VIP	0000810573
811-05002	Deutsche Variable Series II	Deutsche Small Mid Cap Growth VIP	0000810573
811-05002	Deutsche Variable Series II	Deutsche Small Mid Cap Value VIP	0000810573
811-05002	Deutsche Variable Series II	Deutsche Multi-Sector VIP (formerly Deutsche Unconstrained Income VIP)	0000815073
811-00642	Deutsche International Fund, Inc.	Deutsche Emerging Markets Equity Fund	0000088053
811-00642	Deutsche International Fund, Inc.	Deutsche Global Macro Fund	0000088053
811-00642	Deutsche International Fund, Inc.	Deutsche Latin America Equity Fund	0000088053
811-00642	Deutsche International Fund, Inc.	Deutsche World Dividend Fund	0000088053
811-02021	Deutsche Securities Trust	Deutsche Communications Fund	0000088048
811-02021	Deutsche Securities Trust	Deutsche Enhanced Commodity Strategy Fund	0000088048
811-02021	Deutsche Securities Trust	Deutsche Global Real Estate Securities Fund	0000088048
811-02021	Deutsche Securities Trust	Deutsche Gold & Precious Metals Fund	0000088048
811-02021	Deutsche Securities Trust	Deutsche Health and Wellness Fund	0000088048
811-02021	Deutsche Securities Trust	Deutsche Real Estate Securities Fund	0000088048
811-02021	Deutsche Securities Trust	Deutsche Science and Technology Fund	0000088048
811-06103	Investors Cash Trust	Deutsche Central Cash Management Government Fund	0000863209
811-06103	Investors Cash Trust	Deutsche Treasury Portfolio	0000863209
811-00042	Deutsche Portfolio Trust	Deutsche Total Return Bond Fund (formerly Deutsche Core Plus Income Fund)	0000088063
811-00042	Deutsche Portfolio Trust	Deutsche Floating Rate Fund	0000088063
811-03495	Deutsche Money Market Trust	Deutsche Government Money Market Series	0000703642
811-03495	Deutsche Money Market Trust	Deutsche Government Cash Reserves Fund Institutional	0000703642
811-03495	Deutsche Money Market Trust	Deutsche Government Cash Management Fund	0000703642
811-05970	Cash Account Trust	Deutsche Government & Agency Securities Portfolio	0000858372
811-05970	Cash Account Trust	Deutsche Tax-Exempt Portfolio	0000858372
811-02527	Deutsche Money Funds	Deutsche Money Market Prime Series	0000055189
811-06073	Government Cash Management Portfolio	Government Cash Management Portfolio	0000862064
811-03632	Deutsche Tax Free Trust	Deutsche Intermediate Tax/AMT Free Fund	0000711600
811-06698	Deutsche Equity 500 Index Portfolio	Deutsche Equity 500 Index Portfolio	0000888568
811-01236	Deutsche Market Trust	Deutsche Global Income Builder Fund	0000095603
811-01236	Deutsche Market Trust	Deutsche Real Assets Fund	0000095603
811-01236	Deutsche Market Trust	Deutsche Select Alternative Allocation Fund	0000095603

811-02671	Deutsche Municipal Trust	Deutsche Managed Municipal Bond Fund	0000203142
811-02671	Deutsche Municipal Trust	Deutsche Short-Term Municipal Bond Fund	0000203142
811-02671	Deutsche Municipal Trust	Deutsche Strategic High Yield Tax-Free Fund	0000203142
811-05983	The New Germany Fund, Inc.	The New Germany Fund, Inc.	0000858706
811-04632	The European Equity Fund, Inc.	The European Equity Fund, Inc.	0000791718
811-06041	The Central and Eastern Europe Fund, Inc.	The Central and Eastern Europe Fund, Inc. (formerly The Central Europe, Russia and Turkey Fund, Inc.)	0000860489
811-05767	Deutsche Strategic Municipal Income Trust	Deutsche Strategic Municipal Income Trust	0000846596
811-08382	Deutsche Strategic Income Trust	Deutsche Strategic Income Trust	0000919708
811-05655	Deutsche Municipal Income Trust	Deutsche Municipal Income Trust	0000839533
811-04670	Deutsche Global/International Fund, Inc.	Deutsche Emerging Markets Fixed Income Fund (formerly Deutsche Enhanced Emerging Markets Fixed Income Fund	0000793597
811-04670	Deutsche Global/International Fund, Inc.	Deutsche High Conviction Global Bond Fund (formerly Deutsche Enhanced Global Bond Fund)	0000793597
811-04670	Deutsche Global/International Fund, Inc.	Deutsche Global Infrastructure Fund	0000793597
811-04670	Deutsche Global/International Fund, Inc.	Deutsche Global Small Cap Fund	0000793597
811-21949	Deutsche High Income Opportunities Fund, Inc.	Deutsche High Income Opportunities Fund, Inc.	0001375387
811-00043	Deutsche Investment Trust	Deutsche Capital Growth Fund	0000088064
811-00043	Deutsche Investment Trust	Deutsche Core Equity Fund	0000088064
811-00043	Deutsche Investment Trust	Deutsche Large Cap Focus Growth Fund	0000088064
811-00043	Deutsche Investment Trust	Deutsche Small Cap Core Fund	0000088064
811-00043	Deutsche Investment Trust	Deutsche Small Cap Growth Fund	0000088064
811-05689	Deutsche Multi-Market Income Trust	Deutsche Multi-Market Income Trust	0000842905
811-03657	Deutsche State Tax-Free Income Series	Deutsche California Tax-Free Income Fund	0000714287
811-03657	Deutsche State Tax-Free Income Series	Deutsche Massachusetts Tax-Free Income Fund	0000714287

Comment 1.	We noted that the Funds listed below have been identified in the annual report (or registration statement) as non-diversified Funds; however, it appears the Funds are operating as diversified funds. If the Funds have been operating as diversified funds for more than three years, confirm that the Funds will receive shareholder approval prior to changing their status back to non-diversified (ICA Section 13(a)(1) and Rule 13a-1 thereunder).

Deutsche Massachusetts Tax-Free Fund

The Central Europe, Russia and Turkey Fund, Inc.

Deutsche Real Estate Securities Fund

Deutsche Global Infrastructure Fund

Deutsche Enhanced Emerging Markets Fixed Income Fund

Response 1.

We confirm that these Funds continue to be classified as non-diversified Funds. In the event they should convert to diversified status by Board action or under current SEC interpretation of Section 13(a)(1) and Rule 13a-1, we confirm that shareholder approval would be obtained to convert the Funds back to non-diversified.

Comment 2.	We noted that Deutsche Latin America Fund (annual report dated October 31, 2016) had a geographical concentration in Brazil and the Deutsche CROCI® International VIP (annual report dated December 31, 2016) had a geographical concentration in the United Kingdom. Please consider whether disclosure for this geographical concentration should be added to each Fund’s respective prospectus.

Response 2.

 We have updated our “Regional focus risk” disclosure for the Deutsche Latin America Equity Fund effective February 1 to include the following:

The fund typically invests a large portion of its assets in common stocks of companies in Brazil, and, therefore, adverse developments in Brazil may have a significant impact on the fund’s performance.  Investments in Brazil are subject to foreign investment risk, currency risk, Latin America risk and emerging markets risk, among other risks described herein.

Additionally, we had added additional disclosure to the “Latin America risk” to indicate that securities of companies in Latin America countries may be subject to significant price volatility which could impact fund performance.

We note that Deutsche CROCI® International Fund VIP, as well as other Deutsche funds investing in foreign securities, include risk disclosure regarding investing in foreign countries, including the effect of Brexit on global markets. We have updated Brexit disclosure effective February 1, 2018 and will include it in relevant Fund annual prospectus updates going forward.

Comment 3.	We noted that the following funds have greater than 25% of their net assets invested in the identified sector at year-end. However, the most recent prospectus does not include sector risk disclosure. If a Fund consistently focuses in a particular sector (e.g. a period of 3 or more years), please explain why the Fund’s prospectus does not include sector risk.

Fund	Sector
Deutsche Capital Growth Fund	Information Technology
Deutsche Large Cap Focus Growth Fund	Information Technology
Deutsche Capital Growth VIP	Information Technology
Deutsche CROCI® International VIP	Industrials
Deutsche High Income VIP	Consumer Discretionary
Deutsche Emerging Markets Equity Fund	Information Technology

Deutsche Latin America Equity Fund	Consumer Staples
Deutsche Latin America Equity Fund	Financials

Response 3.

We note that the stock market risk included in each Fund’s prospectus, except Deutsche High Income VIP which does not have stock market risk disclosure, includes disclosure relating to the impact to performance associated with focusing on a particular sector. Nonetheless, we have added Focus Risk to the Fund prospectuses for those Funds updating on February 1 (Deutsche Capital Growth Fund, Deutsche Emerging Markets Equity Fund and Deutsche Latin America Equity Fund), and will add such disclosure to the other Fund prospectuses in their next annual registration update.

Comment 4.	We noted that the principal investment strategy section of the Fund’s prospectus states that the Fund may invest in certain various instruments, although certain instruments are not reflected in the Fund’s portfolio. If the Fund has not invested in certain instruments for a period of three years, please explain why inclusion of disclosure for such instruments is appropriate.
Fund	Asset Class
Deutsche Capital Growth Fund	Futures
Deutsche Large Cap Focus Growth Fund	Futures
Deutsche Massachusetts Tax-Free Fund	Interest Rate Swaps
Deutsche California Tax-Free Fund	Interest Rate Swaps and Treasury Futures
Deutsche Intermediate Tax/AMT Free Fund	ETFs
Deutsche Managed Municipal Bond Fund	Interest rate swaps
Deutsche Capital Growth VIP	Futures
Deutsche Short-Term Municipal Bond Fund	Interest rate swaps
Deutsche U.S. Bond Index Fund	Futures and Options
Deutsche Floating Rate Fund	Interest rate swaps or futures
Deutsche Strategic High Yield Tax Free Fund	Interest rate swaps
Deutsche Bond VIP

The fund may invest up to 5% of net  assets in shares of the following funds: Deutsche Enhanced Emerging Markets

Fixed Income Fund, which invests primarily in high yield emerging market bonds; Deutsche Floating Rate Fund, which invests primarily in senior loans; and Deutsche High Income Fund, which invests primarily in high yield bonds

Response 4.

For each of the Deutsche Capital Growth Fund and Deutsche Short-Term Municipal Bond Fund which updated their registration statements on February 1, 2018, disclosure regarding instruments referenced in the above chart has been moved to “Fund Details” under “Other Investment Strategies” in each Fund’s statutory prospectus. We will evaluate each Fund’s use of the relevant instruments in connection with its next prospectus update to determine whether a similar change is appropriate.

Comment 5.	We noted that in the Principal Investment Strategy for each of the Deutsche Global Income Builder Fund and the Deutsche Global Income Builder VIP Portfolio states that the Funds invests at least 25% of net assets in fixed income senior securities. Please confirm that the Funds are in compliance with this disclosure.

Response 5.

The Deutsche Global Income Builder Fund and Deutsche Global Income Builder VIP were each complying with the investment policy that requires each Fund to invest at least 25% of net assets in fixed income senior securities as of January 29, 2018.

Comment 6.	Since Deutsche Global Small Cap VIP, Deutsche Global Small Cap Fund and Deutsche Global Real Estate Securities Fund include “global” in the fund name, please consider whether each Fund’s prospectus should include disclosure that each Fund typically will invest at least 40% of its net assets in foreign investments, consistent with other funds in the complex.

Response 6.

Each of these Funds currently invests more than 40% of its assets in foreign securities and invests in more than three countries, one of which is the U.S. Further, Deutsche Global Real Estate Securities Fund’s prospectus indicates that it will invest a significant amount of its assets in non-US issuers and the Deutsche Global Small Cap Fund has a non-fundamental policy to generally invest in at least three different countries. Accordingly, we believe that each Fund’s name is appropriate given its investment portfolio. We are not aware that the Staff has issued written guidance to require a 40% investment policy and, therefore, would prefer not to add such an investment policy at this time. However, we will continue to evaluate whether such a policy may be appropriate in the future.

Comment 7.	We noted that the Principal Investment Strategy for Deutsche Short-Term Municipal Bond Fund includes dollar-weighted average effective maturity. Since the Fund is considered a short term bond fund, the dollar weighted average maturity is required.

Response 7.

In response to prior comments from the Staff of the Securities and Exchange Commission provided on January 19, 2012, to consider adding disclosure to the Fund’s summary prospectus relating to the Fund’s dollar-weighted average effective portfolio maturity as of a particular date, the Fund includes disclosure in the summary section of the Fund’s prospectus under “Main investments” in the section entitled “Principal Investment Strategy” to reflect its dollar-weighted average effective portfolio maturity as of a recent date.

Comment 8.	We noted that the Notes to the Financial Statements in the annual report for the Government Cash Management Fund includes disclosure regarding concentration of ownership. Please consider whether significant shareholder risk disclosure should be included in the Fund’s prospectus.

Response 8.

In the “Fund Details” section of the statutory prospectus under “Other Policies,” the Fund has disclosure indicating that “From time to time the fund may have a concentration of shareholder accounts holding a significant percentage of shares outstanding. Investment activities of these shareholders could have a material impact on the fund.” Accordingly, we do not believe that additional risk disclosure is needed at this time.

Comment 9.	For the Deutsche Floating Rate Fund, please consider whether risk disclosure should be added to the Fund’s prospectus to disclose that bank loans generally take longer than seven days to settle.

Response 9.

In the “Fund Details” section of the statutory prospectus under “Liquidity risk,” the following disclosure is currently included:

Senior loans may have longer trade settlement periods than other types of investments which could result in the fund not receiving the proceeds from a sale of a senior loan for an extended period after such sale. To the extent that other sources of liquidity are unavailable, the uncertainty of trade settlement periods could lead to shortfalls in cash needed to handle fund redemptions, especially during periods of heavy redemption activity.

Accordingly, we do not believe that additional risk disclosure is needed at this time.

Comment 10.	With respect to the Statement of Assets and Liabilities of the Annual Report as of September 30, 2017 for the Deutsche Small Cap Growth Fund, we noted that “Other accrued expenses and liabilities” is significant compared to the expenses as stated in the Statement of Operations.

Response 10.

On September 28, 2017, the Deutsche Small Cap Growth Fund acquired the Deutsche Mid Cap Growth Fund. The “other accrued expenses and liabilities” of the Deutsche Small Cap Growth Fund as of September 30, 2017 includes $363,949 of liabilities from the acquired Deutsche Mid Cap Growth Fund.

Comment 11.	We noted that on the Statement of Operations of the annual report as of December 31, 2016 for the Deutsche Bond VIP “Other Expenses” was 12% of gross expenses and for the Deutsche U.S. Bond Index Fund “Other Expenses” was 15% of gross expenses. Please confirm there were no expenses over 5% that needed to be separately disclosed.

Response 11.

For each of the annual reports dated December 31, 2016, pricing expense, which is included in “Other expenses,” represents 9% of gross expenses for the Deutsche Bond VIP and 13% of gross expenses for Deutsche U.S. Bond Index Fund. For future reports, any expense over 5% of gross expenses will be separately disclosed. There were no other expense greater than 5% of gross expenses.

Comment 12.	We noted that on the Statement of Operations of the annual report as of December 31, 2016 for the Deutsche EAFE® Equity Index Fund “Other Income” was over 10% of gross income. Please confirm there was no income over 10% that needed to be separately disclosed.

Response 12.

As disclosed in the “Financial Highlights” section of the annual report, the Deutsche EAFE® Equity Index Fund received a non-recurring payment for overbilling of prior years’ custodian out-of-pocket fees. The entire “Other income” represents this payment received. Accordingly, we believe this not-recurring payment is adequately disclosed.

Comment 13.	With respect to the “Notes to the Financial Statements” in the annual report as of July 31, 2017 for the Deutsche Large Cap Focus Growth Fund, we noted a payment by an affiliate related to reimbursement for commission costs in connection with purchases and sales of portfolio assets due to a change in investment strategy. Please explain the nature of the change in investment strategy, and how and when it was communicated to shareholders.

Response 13.

On October 3, 2016, the portfolio management team changed. Although the principal management process of bottom up stock selection did not change, the investment portfolio was repositioned. As a result of this portfolio management change, a prospectus supplement, dated September 28, 2016, was issued to update the Portfolio Manager and to update the investment process changes. On September 29, 2016, the prospectus supplement was mailed to existing shareholders

Comment 14.	We noted that several funds had return of capital distributions. Please confirm these return of capital distributions were in compliance with Rule 19a-1 under the Investment Company Act of 1940, as amended.

Response 14.

We can confirm that return of capital distributions were in compliance with Rule 19a-1 under the Investment Company Act of 1940, as amended.

Comment 15.	We noted an amended filing on Form N-CSR on March 22, 2017 which included the certifications of the original filing on March 6, 2017. In future amended filings with certifications, the amended filing should include updated certifications reflective of the new filing date.

Response 15.

 In future filings, we will update the certifications to reflect the new filing date.

Comment 16.	We noted that the financial statements for the Money Market funds did not include the significant accounting policies for liquidity fees and redemption gates. Please consider adding the significant accounting policies for liquidity fees and redemption gates.

Response 16.

In future reports we will include the following accounting policy for liquidity fees and redemption gates:

Liquidity Fees and Gates. The Fund may impose a liquidity fee on redemptions of up to 2% of the value of shares redeemed and/or temporarily suspend (gate) redemptions for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets fall below designated thresholds. Any liquidity fees imposed are retained by the Fund for the benefit of the remaining shareholders and are recorded as an addition to paid-in-capital. There were no liquidity fees or gates imposed for the period ended _______.

Comment 17.	With respect to Deutsche Central Cash Management Government Fund and Government Cash Management Portfolio, please confirm each Fund complies with required website disclosure.

Response 17.

The Deutsche Central Cash Management Government Fund and Government Cash Management Portfolio each comply with the monthly website disclosure as required by the 2010 amendments to the rules that govern money market funds.

Comment 18.	With respect to investments in bank loans, income other than interest income should be separately disclosed.

Response 18.

We note that income on bank loans, other than interest income, was less than 5% of gross income on each of the funds. For future reports, income on bank loans, other than interest income, if material, will be separately disclosed.

Comment 19.	With respect to the funds that invest in Tender Option Bonds, how are these types of investments covered as required pursuant to Section 18 of the 1940 Act?

Response 19.

In order to comply with the requirements of Section 18 of the 1940 Act for Tender Option Bonds, each Fund segregates liquid assets in an amount equal to the principal amount of the floating rate note plus six months of accrued interest, if any.

Comment 20.	In regards to the Form N-CSR filings for the closed-end funds, please disclose the date information is provided for Item 8A (1) and 8A (3).

Response 20.

In future filings, we will include the date the information is provided for Item 8A (1) and 8A (3).

Comment 21.	In accordance with Section 5.52 of the Audit Guide, the portfolio turnover of the master portfolio should be included in the financial highlights of the feeder funds.

Response 21.

We note that the feeder financial statements include the financial statements for the master, including disclosure for the portfolio turnover of the master portfolio in the master portfolio’s financial highlights. Nonetheless, in future filings, we will include the portfolio turnover of the master portfolio in the financial highlights of the feeder portfolio.

Comment 22.	In accordance with 12-14 of Regulation S-X, affiliated short term cash equivalents should be included in the affiliate table.

Response 22.

In future filings, we will include our affiliated cash management vehicle, Deutsche Central Cash Management Government Fund, and our affiliated security lending cash sweep vehicle, Deutsche Government & Agency Securities Portfolio in the affiliated table. For the Deutsche Government & Agency Securities Portfolio we do not have purchase and sale information at the Fund level since the collateral investment to/from the investment vehicle is done at the aggregate level by the lending agent as opposed to the Fund level. As such, in the affiliated table we will include a net purchase and sale number for the Deutsche Government & Agency Securities Portfolio.

Comment 23.	In accordance with Article 12-14(b) of Regulation S-X, the affiliated table should include number of shares or principal amount at period end, and footnotes 2 and 5-9, as applicable.

Response 23.

We note that the number of shares or principal amount and information required by footnotes 2 and 5-9, as applicable, are included in the “Investment Portfolio.” In future reports, we will also include these items, as applicable, in the affiliated table.

If you have any questions concerning the foregoing, or need further information, please contact the undersigned at (617) 295-2663.

Sincerely,

/s/Paul Schubert

Paul Schubert

Managing Director, Deutsche Investment Management Americas Inc.

Treasurer, Deutsche Funds